

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2021

Paul Vasington
Executive Vice President and Chief Financial Officer
Sensata Technologies Holding plc
529 Pleasant Street
Attleboro, Massachusetts 02703

> **Re: Sensata Technologies Holding plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 11, 2020**
> **File No. 001-34652**

Dear Mr. Vasington:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences